Filed by Associated Banc-Corp
pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: State Financial Services Corporation
Commission File Number of Subject Company: 000-18166

Certain matters discussed in this document are “forward-looking statements” intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such because the context of the statement will include words such as “believes,” “anticipates” or “expects,” or words of similar import. Such forward-looking statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those currently anticipated. Such risks and uncertainties include, among others, Associated Banc-Corp’s (“Associated”) ability to complete the merger in a timely manner or at all, the failure of State Financial Service Corporation’s (“State Financial”) shareholders to approve the merger, the risk that the business of State Financial will not be integrated successfully into Associated, the risk that the cost savings from the merger may not be fully realized or may take longer to realize than expected, and other factors discussed in the filings of Associated and State Financial with the Securities and Exchange Commission (the “SEC”). Investors should consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements.

This document may be deemed to be solicitation material in respect of the proposed acquisition of State Financial by Associated. In connection with the proposed transaction, a registration statement on Form S-4 and other relevant documents will be filed with the SEC. Shareholders of State Financial are encouraged to read the registration statement and any other relevant documents filed with the SEC, including the proxy statement/prospectus that will be part of the registration statement, because they will contain important information about the proposed transaction. After these documents are filed with the SEC, shareholders will be able to obtain them free of charge at the SEC’s website, www.sec.gov, or by requesting them from Associated Banc-Corp, Attn: Corporate Secretary, 1200 Hansen Road, Green Bay, WI 54304 or from State Financial Services Corporation, Attn.: Corporate Secretary, 815 North Water Street, Milwaukee, WI 53202.

Associated and State Financial and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Associated’s directors and executive officers is available in its Proxy Statement filed with the SEC on March 16, 2005, and information regarding State Financial’s directors and executive officers is available in its Proxy Statement filed with the SEC on March 25, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

The following statement by Paul S. Beideman, President & Chief Executive Officer of Associated Banc-Corp, is being made available to customers of Associated Banc-Corp on and after March 22, 2005.

March 21, 2005

Growing. Stronger. Together.	CUSTOMER UPDATE Questions You May Have
Dear valued customers and community members:

Exciting news! You may have
recently heard that Associated
Banc-Corp recently acquired State
Financial Bank. What does the
combination of these two successful
companies mean for our customers,
communities, associates and
shareholders?

Both companies have always been strong, civic partners
in the communities we serve. The combination of
Associated and State Financial creates more services
and resources for customers on both sides. And that
ultimately strengthens the communities in which we
live. Customers and communities will be at the heart
of the expanded Associated Bank.

For associates, combining the two companies creates
great opportunities. Both organizations have
succeeded because of the hard work, dedication and
customer-focused spirit of their associates. Together we
create a stronger, even more efficient and dynamic
Associated Bank.

Shareholders, too, will benefit from these two
complementary companies coming together. By offering
more customers more resources at a more efficient,
greater value, the new Associated Bank becomes a
stronger company.

In our world, change is a fact of life. And when it’s
embraced, it can create exciting opportunities
for all. Associated Bank is growing stronger.
And we look forward to our future, together.

 /s/ Paul S. Beideman

Paul S. Beideman
President and CEO
Associated Banc-Corp
What does this announcement really mean?
 State Financial Bank and Associated Banc-Corp have entered into a definitive agreement under which Associated will acquire State Financial Bank, and State Financial Bank will become a part of the Associated family of companies. The press release that was released on March 21, 2005 simply announced State Financial Bank’s intent to join Associated. Much work needs to be done before State Financial Bank can actually become a part of Associated. The transaction is expected to close in the fall of 2005.

Why are Associated and State Financial Bank joining together?
Our combined organizations gain on both sides. After the two companies are fully integrated, the State Financial Bank organization will offer many new locations to Associated customers. State Financial Bank customers gain a higher magnitude of business banking and wealth management services along with many more locations for increased convenience. Shareholders will benefit from operating efficiencies and the increased revenue opportunities that come with providing more services to more customers.

What can you tell us about State Financial Bank?
State Financial Bank enjoys an outstanding reputation as a first rate community bank with well trained, customer focused employees. They were founded in 1984 and are headquartered in Milwaukee, Wis. Serving communities throughout southeast Wisconsin and northern Illinois with 29 locations, they have approximately $1.5 billion in assets. Their geographic locations are a nice complement to Associated’s existing banking locations and when our transaction is complete and the systems have been converted in the fourth quarter of 2005, Associated customers will have even more convenient banking locations and ATMs to enjoy.

What does this announcement mean to Associated customers?
You will enjoy many benefits of the combined company. Our new partnership creates more services, resources and convenient locations for customers on both sides. Expect more information as we move closer to the expected transaction close in the fall of 2005.

Will I be able to transact business at any State Financial Bank location or ATM with my existing Associated accounts?

Not today. We look forward to offering you more than 29 additional locations to bank at through State Financial Bank and anticipate this will happen in the fourth quarter of 2005. We will keep you apprised and updated as to when you will be able to access your Associated accounts through State Financial locations and ATMs.

How can I learn more information regarding this change?
Please feel free to share your questions with any of our bankers or call our Customer Care Center at 1-800-682-4989. We look forward to providing you periodic updates on our progress toward combining the companies.